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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For Year end 2001 Results


                                    NERA ASA
                         Kokstadveien 23, P.O. Box 7090
                                  N-5020 BERGEN
                                     Norway


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X            Form 40-F
                     -----                   -----

      Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes____            No  X
                                       ------

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                              NERA ASA


                              By:   /s/ Bjorn Ove Skjeie
                                    Name:  Bjorn Ove Skjeie
                                    Title: President and
                                            Chief Operating Officer


Dated:  February 18, 2002